GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03 DEC -4 AM 7:21

[redacted]
03037890

24 November 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

SUPPL

Exemption File 82-5204

Dear Sirs,

GKN plc – Board Appointments

For your information I enclose a copy of the above announcement which was sent to the London Stock Exchange today.

Yours faithfully,

S. DePotter

pp **David Pavey**
Assistant Company Secretary

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Enc.

dlw 12/4

COMPLIANCE/SEC/COR/notification of press release

24th November 2003

GKN plc – BOARD APPOINTMENTS

The Board of GKN plc is pleased to announce the following appointments:

Chairman

Roy Brown is appointed Chairman of GKN plc with effect from 20th May 2004 following the AGM. He will succeed Sir David Lees who retires as Chairman and from the Board on that date.

Roy Brown (56) joined the Board of GKN plc in 1996 as a Non-Executive Director. He is a former Executive Director of Unilever plc and Unilever NV and is a Fellow of the Institution of Mechanical Engineers and a Fellow of the Institution of Electrical Engineers. He has a degree (BSc) in Mechanical Engineering from University College London and an MBA from Harvard University. He is currently Chairman of Thus plc, Non-Executive Deputy Chairman of HMV Group plc, and a Non-Executive Director of Brambles plc and Brambles Industries Limited, the British United Provident Association Limited (BUPA) and the Franchise Board of Lloyd's of London.

Deputy Chairman and Senior Independent Director

Baroness Hogg is appointed Deputy Chairman and Senior Independent Director of GKN plc with effect from 1st December 2003.

Sarah Hogg (57) joined the Board of GKN plc in 1996 as a Non-Executive Director. She is currently Chairman of 3i Group plc and Frontier Economics Limited and a Non-Executive Director of Carnival Corporation and Carnival plc. She is a Governor of the BBC and a former Head of the Prime Minister's Policy Unit.

Non-Executive Director

Helmut Mamsch is appointed a Non-Executive Director of GKN plc with effect from 1st December 2003.

Helmut Mamsch (59) is a former Management Board Member of VEBA AG (now E.ON.AG). He is Non-Executive Deputy Chairman of LogicaCMG plc and a Non-Executive Director of RMC Group plc. He is a Member of the Supervisory Board of K+S Aktiengesellschaft and Readymix AG.

The Board of GKN plc also announces that Dr. Klaus Murmann (71), who was appointed a Non-Executive Director of GKN in 1995 will retire from the Board following the AGM on 20th May 2004.

Sir David Lees, Chairman of GKN plc, said: "I am delighted that the Board has made these three excellent appointments. I am very confident they will add considerable value to the Company. I also thank Klaus Murmann for his many important contributions to the Board during his nine years with us."

Roy Brown said "I am honoured to succeed David Lees who has led the Company with such distinction for 16 years firstly as Chairman and Chief Executive and since 1997 as Chairman. GKN has a fine management team, a strong technology base and major positions in many growth markets."

There are no other matters to be disclosed under Listing Rule 16.4.

Enquiries to: Peter Baillie, Director of Corporate Communications 020 7463 2354